Exhibit 99.3

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3

Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Prince Edward Island

October 7, 2022

Dear Sir/Madam

Re: Notice of Change of Auditors of Sangoma Technologies Corporation

We have read the Notice of Sangoma Technologies Corporation dated September 30, 2022 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with Sangoma Technologies Corporation’s statement that “In the opinion of the Corporation, there have been no reportable events (as defined in NI 51-102) that have occurred in connection with the audits conducted for the two most recently completed fiscal years or in the subsequent period preceding the date of this Notice”.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.